

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2011

<u>Via E-mail</u>
John B. Wood
Chief Executive Officer
Telos Corporation
19886 Ashburn Road
Ashburn, Virginia 20147

> **Re:     Telos Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 31, 2011**
> **File No. 001-08443**

Dear Mr. Wood:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1.  Business, page 3</u>

<u>General</u>

1.      You state in the first risk factor on page 9 that you occasionally rely on only one or two sources of supply, which if disrupted, could have an impact on your operations.  Please tell us what consideration you gave to including in the business section a materially complete discussion regarding your service providers, suppliers and/or manufacturers and the extent of your dependence on such third parties.  Refer to Item 101(c)(1)(iii) of Regulation S-K.  In addition, provide us with a quantitative analysis as to whether you are substantially dependent, within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K, on one or more contracts with any sole-source or other third-party suppliers.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations

Years ended December 31, 2010, 2009 and 2008, page 15

2.      Sales of your Secured Network solutions under the U.S. Air Force NETCENTS contract appear to be a significant factor with respect to changes in your operating results.  In this regard, we note the 18.1% decrease in revenues in 2010 as compared to 2009, which you attribute to decreased sales of Secured Networks solutions under the NETCENTS contract, and the 27% increase in revenues in 2009 as compared to 2008, attributable to an increase in sales under the contract.  Tell us what consideration you gave to disclosing any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on sales under the NETCENTS contract.  See Item 303(a)(3)(ii) of Regulation S-K.  In addition, it appears that the NETCENTS contract may be one on which you are substantially dependent within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.  Please tell us how you determined that you were not required to file the agreement as an exhibit to your Form 10-K.

Item 11.  Executive Compensation

Compensation Discussion and Analysis

Base Salary, page 63

3.      We note that the increases in the base salaries of your executive officers were based on the continued improved performance of the company and each individual's contribution to such performance.  Please tell us what specific items of company performance were taken into account in awarding Ms. Nakazawa a 10.8% increase in the base salary and how Ms. Nakazawa's base salary was structured and implemented to reflect her individual performance and/or individual contribution to these items of your performance.  To the extent there are material changes within any element of compensation, please confirm that in future filings, as applicable, you will describe the elements of individual performance and/or contribution that were taken into account in establishing the actual amounts of compensation paid.  See paragraphs (vi) and (vii) of Item 402(b)(2) of Regulation S-K.

Short-term Incentive Compensation, page 64

4.      Regarding the bonuses paid in 2011 pursuant to the 2010 management incentive bonus plan, please tell us what percentage of the targeted EBITDA was achieved.  Describe the relationship between the actual EBITDA achieved and the bonus amount paid to each executive officer (describe any formula used to determine the amount of the bonuses paid).  See Items 402(b)(1)(v) and 402(b)(2)(vi) of Regulation S-K.  Confirm that you will provide disclosure to this effect in future filings, as applicable.

<u>Signatures, page 81</u>

5.      Please identify the person serving as your principal accounting officer or controller.  Note that any person who signs the report in more than one capacity must identify each capacity in which he or she signs the report.  Refer to Form 10-K General Instruction D.  If your principal accounting officer or controller did not sign the report, please amend your Form 10-K to include his or her signature.

<u>Exhibits</u>

6.      Please provide us with copies of the Form of Indenture (Exhibit 4.1) and the Form of the terms of the 12% Cumulative Exchangeable Redeemable Preferred Stock of the Registrant (Exhibit 4.2).  In addition, because these documents are available only in paper form with the Commission, consider refiling them as exhibits to your Form 10-K so that they are more easily accessible by investors and other interested parties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3457 with any questions.  If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc:     <u>Via E-mail</u>
        Michael Flaherty, Esq.
        General Counsel